Exhibit 99.1

News Release

For Immediate Release

Stantec marks 55th consecutive year of profitability

EDMONTON, AB (February 26, 2009) TSX:STN; NYSE:STN

For fiscal year-end 2008 Stantec posted a gross revenue increase of 41.6% to C$1.35 billion and a 36.0% increase in net revenue to C$1.13 billion. During the fourth quarter the Company finalized the C$53 million goodwill impairment recorded in the third quarter of 2008. This charge decreased diluted earnings per share by C$1.15.

The goodwill charge is non-cash in nature and does not affect liquidity, cash flows from operating activities, or debt covenants and will not impact future operations. Stantec’s financial results for the year reached record levels generating C$160.0 million in cash flows from operating activities. Excluding the impact of the goodwill impairment charge, net income would have been C$82.0 million with diluted earnings per share of C$1.78 for the year. Including the impact of the goodwill impairment charge, net income was C$29.0 million, compared with C$69.3 million in 2007. Diluted earnings per share were C$0.63, compared to C$1.50 last year.

“I am pleased to report that in our 55th year of consecutive profitability we have achieved the goal we set 10 years ago to become a 10,000-person firm with revenues over one billion dollars,” says Tony Franceschini, Stantec President & CEO. “Our performance is a direct reflection of our employees’ dedication to continue embracing our ‘One Team’ operating philosophy. Their drive, loyalty, and passion for their work will help carry Stantec through times of changing market conditions.”

Summary of Financial Results:

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For the full year 2008, Stantec generated gross revenue of C$1.35 billion, a 41.6% increase from C$954.6 million last year. Net revenue was C$1.13 billion, up 36.0% compared to C$830.9 million in 2007. Net income decreased 58.2% from C$69.3 million to C$29.0 million in 2008 after a write-down of goodwill in the third quarter. Diluted earnings per share were 58.0% lower at C$0.63 compared to C$1.50 in 2007.

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During the year, Stantec conducted its annual goodwill impairment test. Due to the recent fluctuations in the market and the uncertainties arising from overall economic conditions, the Company recorded a C$53.0 million impairment to goodwill. The goodwill charge is non-cash in nature and does not affect liquidity, cash flows from operating activities, or debt covenants and will not impact Stantec’s future operations. Excluding the impact of this goodwill impairment, net income would have increased 18.3% to C$82.0 million, with diluted earnings per share of C$1.78 for the year. Financial results for the year reached record levels with C$160.0 million in cash flows from operating activities.

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In the fourth quarter of 2008, gross revenue increased 43.0% to C$369.3 million from C$258.3 million in 2007.  Net revenue increased 37.6% to C$297.0 million compared to C$215.9 million in the fourth quarter of 2007, and net income was up 5.3% to C$20.0 million compared to C$19.0 million. Diluted earnings per share were up 7.3% to C$0.44 compared to C$0.41 in the fourth quarter last year. Income before income taxes was up 22.5% quarter over quarter. The fourth quarter of 2007 was positively impacted by the one-time recovery of a previously recognized income tax expense on Quebec Bill 15.

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In 2008, Stantec added five companies: Columbus, Ohio, environmental management firm, The Zande Companies, Inc. with 285 employees; Rochester, New York-based Rochester Signal, a 25-person firm specializing in signal design and related construction management, installation, and testing services, along with engineering support for the development of all types of rail systems; Redmond, Washington-based SII Holdings, Inc. (Secor) a 700-person firm providing expertise in downstream marketing remedial services to the US energy industry, as well as comprehensive environmental remediation services to the manufacturing, chemical, pulp and paper, and transportation industries; RHL Design Group, Inc. with 170 employees headquartered in Petaluma, California, increasing the Company’s commercial development services; and McIntosh Engineering with offices in Tempe, Arizona, and Sudbury and North Bay, Ontario, providing the Company with a more visible presence in the mining sector.

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At the end of 2008, the Company extended an offer to purchase Halifax, Nova Scotia-based Jacques Whitford, an environmental consulting services firm with more than 1,700 employees and 40 offices principally in Canada. The acquisition closed in January 2009.

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Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on Sedar (www.sedar.com) on February 26, 2009. In addition, these documents and the Form 40F will be filed on Edgar (www.sec.gov) on the same date. Alternatively, the documents are available to download from the Investors section of www.stantec.com or you may contact Stantec for copies free of charge.

The projects awarded to Stantec in the fourth quarter of 2008 demonstrate the Company’s position as a respected leader in the North American design industry. Stantec’s Industrial group in Dartmouth, Nova Scotia, was awarded a contract to help Survival Systems Limited develop a crash simulator for a small combat helicopter to train military personnel for escape when crashing or ditching in water. The survival training simulator is the most realistic of its kind and can accommodate up to four trainers and eight trainees for rapid descents and retrieval exercises.  Stantec is a major subconsultant to TranSystems, providing preliminary and final design services for the replacement of the 14th Street Viaduct in Hoboken, New Jersey including the design of all roadway improvements, two intersection modifications, urban streetscaping, and bridge aesthetics, as well as community outreach. An all-Stantec team in Victoria, British Columbia, is providing Victoria Shipyard Co. Ltd with civil site servicing, architecture, structural, electrical, and mechanical engineering services for the development of a hanger for housing and maintaining Canada’s submarine fleet during extended docking periods. Stantec’s Environment practice was awarded a contract to design and implement a real time control system for the operation and control of wet weather flows on the waste water collection system in Hamilton, Ontario. Services include hydrology, hydraulics, structural and mechanical design, instrumentation and controls, systems optimization, detailed design, and operational expertise for the transformational cleanup of Hamilton Harbour.

“It is great to see our staff across the continent putting together integrated teams to provide our clients with a full suite of services for their projects,” says Franceschini. “This was the main goal of the vision we set in 1998 to be a top 10 global design firm. We now have the resources, expertise, and depth and breadth of services of a top 10 firm and it is because of the efforts of our employees that Stantec has been able to grow and successfully compete with the largest firms in our industry every day.”

Stantec’s Annual Meeting of Shareholders will be held on May 14, 2009, at 11:00 AM MDT (1:00 PM EDT) at the Royal Alberta Museum in Edmonton, Alberta, 12845-102nd Avenue. The Fourth Quarter and Year-End Conference Call, being held today at 2:00 PM MST (4:00 PM EST), will be broadcast live and archived in the Investors section at www.stantec.com .. Financial analysts who wish to participate in the earnings conference call are invited to call 1-866-322-1159 and provide the confirmation code 6922464 to the first available operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Stantec Media Relations Tel : (780) 917-7441 jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com
One Team. Infinite Solutions.

Consolidated Balance Sheets
	December 31	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and cash equivalents	103,979	14,175
Cash held in escrow	7,392	-
Accounts receivable, net of allowance for doubtful accounts of
$11,597 ($10,508 – 2007)	256,243	205,692
Costs and estimated earnings in excess of billings	75,602	65,064
Income taxes recoverable	7,647	5,019
Prepaid expenses	8,094	6,617
Future income tax assets	15,265	13,308
Other assets	6,503	13,373

Total current assets	480,725	323,248
Property and equipment	114,410	88,156
Goodwill	446,818	332,922
Intangible assets	45,989	32,288
Future income tax assets	20,786	12,074
Other assets	36,158	24,873

Total assets	1,144,886	813,561

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	198,228	155,020
Billings in excess of costs and estimated earnings	43,845	34,423
Income taxes payable	9,920	9,955
Current portion of long-term debt	34,096	21,549
Future income tax liabilities	13,920	11,750

Total current liabilities	300,009	232,697
Long-term debt	215,113	74,539
Future income tax liabilities	26,492	20,718
Other liabilities	64,297	42,909

Total liabilities	605,911	370,863

Commitments, contingencies, and guarantees

Shareholders' equity
Share capital	218,757	218,790
Contributed surplus	10,458	6,266
Deferred stock compensation	-	(110)
Retained earnings	308,629	286,780
Accumulated other comprehensive income (loss)	1,131	(69,028)

Total shareholders' equity	538,975	442,698

Total liabilities and shareholders' equity	1,144,886	813,561

Consolidated Statements of Income
Years ended December 31	2008	2007	2006
(In thousands of Canadian dollars, except per share amounts)
	$	$	$
INCOME
Gross revenue	1,351,951	954,619	816,133
Less subconsultant and other direct expenses	221,827	123,731	108,206

Net revenue	1,130,124	830,888	707,927
Direct payroll costs	500,789	360,101	304,677

Gross margin	629,335	470,787	403,250
Administrative and marketing expenses	466,187	351,346	292,064
Depreciation of property and equipment	25,405	19,038	15,604
Amortization of intangible assets	10,679	3,702	6,132
Impairment of goodwill and intangible assets	58,369	-	-
Net interest expense	7,477	1,594	1,892
Share of income from associated companies	(160)	(292)	(285)
Foreign exchange gains	(2,033)	(2,480)	(74)
Other income	(1,088)	(1,235)	(1,507)

Income before income taxes	64,499	99,114	89,424

Income taxes
Current	41,213	34,994	31,484
Future	(5,731)	(5,159)	(2,242)

Total income taxes	35,482	29,835	29,242

Net income for the year	29,017	69,279	60,182

Earnings per share
Basic	0.64	1.52	1.34
Diluted	0.63	1.50	1.31